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Separate is a supportive DIY divorce solution that helps users complete their legal paperwork.

$1,000	$3,000,000	Crowd Note
Minimum	Valuation cap	Security Type

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59 d : 14 h : 43 m

Please note that we currently cannot accept investments from the following countries due to regulatory reasons: Canada

By making a reservation, you are requesting a spot to invest in Separate.us's upcoming offering. A reservation is non-binding and you may change the amount at any time.

Separate.us is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Separate.us without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Americans Filing For Divorce Each Year
1.2+ Million

Divorce Cases Without An Attorney
~70%+

- B2C service charges customers a one-time $999 fee vs. the $15K-$30K average cost of a divorce run by attorneys
- Current competitors (LegalZoom, CompleteCase, Wevorce) only offer solutions for uncontested cases; Separate.us supports mediated and contested cases as well
- TechCrunch Disrupt Battlefield Contestant
- Founder and CEO Sandro Tuzzo brings 15 years of experience practicing family law
- Divorces represent a $50 billion annual industry in the U.S. alone

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Deal Status







- Round Size: US $500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $3,000,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

Separate.us takes complex, confusing forms and translates them into simple questions, helping those seeking divorce to file on their own and avoid the expensive fees related to hiring lawyers.

There is a lack of affordable legal help available to people going through a divorce. Half of marriages fail but attorney hourly rates are cost prohibitive for many and the process is confusing. The founder of Separate.us has seen this firsthand in his 15 years of practicing family law and developed this solution because he knows there is a better way. By combining technological tools with the ability to get limited legal consultation, more people will be able to afford enough help to get through their divorce affordably and quickly.

Pitch Deck

separate.us
Online divorce. Affordable professionals. Simplified process.

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Product & Service

We offer a simple, easy to understand solution. User-friendly guides and automated workflows guide customers through the entire process. Customer answers automatically complete official documents required by the court and, after we secure their electronic signature, we file and serve documents electronically and keep customers updated regarding developments with the court. Problems or issues that come up will be referred to our network of attorneys, mediators, and financial planners. By using our service, most never have to set foot in a courtroom or lawyer's office.

Other companies claim to provide online divorce solutions but only provide help for divorcing couples who are in complete agreement (a small percentage of the divorcing population). As such, the majority of those getting a divorce presently have no realistic online options.

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We help you navigate your divorce,
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How It Works

We're there for you every step of the way.

Separate is a supportive DIY divorce solution to help you to complete all of your legal paperwork and to make the decisions that you need to make as you fill them out.

Although you're in control, you're never alone.

Our Divorce Guides help you with paperwork. We connect you with vetted attorneys and financial planners the moment you need help.

Media Mentions

TechCrunch | ABOVE THE LAW | Esquire | BUSTLE

TIME | The Daily Dot | THE WEEK | Legaltech news

JEZEBEL | EVOLVE LAW™ | The Economist | NEXTSHARK

talizma | jawbreaker | TropicalPost | TRENDHUNTER

HLN | adrtoolbox

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Sandro started the company after realizing that his legal services were only affordable to the select few who could afford them. He experimented in his own practice by offering clients tools to rely on him less and do more on their own and they loved it. So he is putting software on top of that process to reach a larger audience.

The founders have been friends for a few years and bonded over their love of Star Wars and craft beer. Jon, the CTO, was immediately interested in how the company's mission was to help people in need get through a traumatic time in their lives. His experience in building applications on multiple platforms was a perfect fit, so they decided to embark on this mission together.

Meet the Founders



Sandro Tuzzo
FOUNDER AND CEO

Sandro is a California native raised by New Yorkers... the best of both coasts. He was a competitive ski racer in college and, after law school, practiced family law for nearly 15 years. As a lawyer he saw a range of cases: from helping low income families overcome drug abuse, violence, etc. to handling high asset divorces. He's also held several leadership positions where he worked closely with judges. All of this experience has led him to believe that there is a dire need for this service.... which is why he started this company.



Jon Eckstein
CTO

A native of New Jersey, Jon is a well-rounded, knowledgeable engineer with 12+ years shipping high-quality software. As a multifaceted developer, he's had the pleasure of pushing production code for every level of the stack. Having primarily worked in small teams for the majority of his career, he knows the importance of taking ownership and being self-disciplined. He thrives in environments where the goal is clear but the path is not and he doesn't back down from hard challenges.

Notable Advisors & Investors

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Right Side Capital Management

Investor, Startup investment firm focused exclusively on the pre-seed stage.

Hedani, Choy, Spalding & Salvagione

Investor, Law firm specializing in family law, business law, estate planning & real estate

HS

Pete Kennedy

Advisor, Legal expert in the intersection between law and disruptive technology.

Q&A with the Founder

Q: What did you learn during your 12-month beta period?

Separate.us: We learned about the ways that consumers adopt our technology and what kinds of services and educational content should be provided on courts. We saw that people really needed quality, concise info presented upfront. We also saw potential products we could add to our offering set. For example, we saw the ability to place premium pricing on private judging / expedited cases and white labeling opportunities. Our beta testers also ranged between middle to upper class who do have the means to file for divorce but do not want to pay thousands to do it.

Q: Where are you now with the alpha version (launched 10/16)?

Separate.us: We've brought in users with SEO, organic PR (Economist, talk shows, etc.), referrals with minimal marketing spend, AdWords, and started Facebook advertising this week. The product is live and available in CA now. It is fully functional, walks user through the entire process, presents docs in DocuSign, matriculates the process through to divorce judgment, and we provide human legal and financial advisor resources on the platform.

Q: What are the different use cases of Separate.us in divorce – mediated, contested, and uncontested?

Separate.us: Mediated is when a third party neutral is involved; they can't give legal advice individually but have to give advice to both spouses. Most people move away from this as they become more motivated to self serve instead of having a neutral stance. Contested and uncontested classifications are from the government. Uncontested is when both parties know what do and decide on and agree on everything in a divorce. Most people are not in this bucket. Contested Separate.us customers tend to be classified as such when they simply do not know whether they are uncontested and need to figure that out before moving forward as uncontested; they are not truly "contested" on our platform.

Q: What is the level of staff involvement in each case?

Separate.us: We spend $175 per case for the paralegal involved and a $75 average processing cost for physical delivery of documents to court. Currently the paralegal may help with filling out forms mainly via Intercom chat online. In the future, we hope to create a peer-to-peer customer forum and develop content that is relevant to users by tracking the FAQs asked now to reduce human customer servicing. Additionally, in the future all counties are going toward electronic delivery to eliminate physical delivery.

Q: What states will you launch in after California and why?

Separate.us: Texas and New York in early 2018. They are larger states with populations that are more tech savvy and likely to adopt new online products. Our legal advisor is also in Texas and believes that the forms and consumer base will be easily transferable there. In New York, I have colleagues who have told me that New York divorce lawyers would like to refer their clients to a service like ours.

Q: What is the regulatory procedure for expanding to other states?

Separate.us: Every state has different divorce procedures but ask the same questions and same info to input on different forms. We need to have local experts, people lined up in each state for referrals, and procedural knowledge to launch in each state. However, platforms like LegalZoom have paved the way to launch throughout the US and have have shown that there is a small sect of states that are resistant to electronic legal procedures (70% of states permit it).

Q: How was the pricing model determined?

Separate.us: The B2C service is a one-time fee of $999 (not inclusive of court filing fees) for the entire divorce. Currently, offline divorce lawyers charge $375/hour + a $5K retainer that may be paid several times so we have a huge gap with them. Also, we did some price testing with current clients who said they'd be willing to pay more than our rate which is a little bit higher than some competitors. The B2B subscription pricing for lawyers to have their clients use the platform is approximately $250/month for up to ten users with the pricing tiers lowered as they enlist more users. Court fees and filing fees are excluded from this model as the lawyer would be in charge of taking care of those items with their client. We're optimistic to sell this product those lawyers as a white label service on their own site to give out free for their clients.

Q: What is your B2B customer acquisition plan?

Separate.us: - LinkedIn and Facebook ads - Start with a series of articles targeting lawyers about the advent of technological developments in the legal market. Develop a voice as the trusted source for what is coming next in the industry from both the consumer and B2B side. - Offer promotions for using the service. - PR / speaking engagements: seek out and continue to present at conferences for attorneys, psychologists, and real estate professionals about the inefficiencies in the legal system and the opportunities that the advent of technology represents. - Referrals / strategic partnerships - Continue cultivating existing relationships with family law attorneys by meeting with them in person to explain: 1) referrals to our service and potential referral back to them for consultations, and 2) integration of our service into their existing practice to optimize their workflow - When meeting with attorneys, ask them about their current inefficiencies in their practice. Sympathize with the low availability of technological tools for them to use and offer them a demo of the new portal. - Offer first month promotions and unlimited customer support. - Create

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divorce law series - have different divorce attorneys answer general but common questions via YouTube video. Gives a reason to reach out to other divorce attorneys and strokes their egos a bit. - Outreach to new attorneys to establish credibility in the process and then explain the ... mentioned value proposition. - Continue ongoing discussions with pending strategic partners in order to augment their existing business in connecting potential clients to attorneys. Explain how their model lacks the critical element of document preparation and integration with court systems and calendaring. - Develop new relationships with divorce "community" sites and offer an augmentation to their services but providing a previously unheard of alternative to actually beginning their divorce and matriculating through it.

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Q: What is Due To / From Tuzzo Law?

Separate.us: Bootstrap money from Sandro who is not collecting it back.

Q: Has anything changed on the balance sheet since 10/16?

Separate.us: No.

Q: What other financial resources do you have (e.g. bank lines of credit, cash)?

Separate.us: Incoming customer revenues and proceeds from the founder's law practice.

Q: What is $8.6K of 2016 revenues from?

Separate.us: ~$600 10 betas / $999 or $900 8 alphas (10 now)

Q: Why is rent only $2.3K?

Separate.us: We tagged along with a well-funded startup.

Q: Describe SF Dev Expense.

Separate.us: Offshore Belarus team will be replaced by CTO (Belarus team was a dedicated developer, prod manager, QA person ~2-3 people now).

Q: How is your CTO paid and why is he part-time?

Separate.us: He is paid with equity and is involved in tech dev with the offshore team. He trained them and built and is reiterating the platform. CTO Jon is supervising the dev team and is planning on joining full-time with the raise. He is specing for the next build for B2B, optimizing current site UI/UX, and harnessing data from the business.

Q: What are the subscription tiers?

Separate.us: Tiers on pricing based on # of users.

Q: Please describe COGS.

Separate.us: - Filing costs – average filing costs w/ the court - Serving costs – delivery of docs to the other spouse; physical courier to serve papers (majority is electronic) - Search engines separate.us – AdWords - Court fees – passed on to customers

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $500,000	US $500,000
Minimum investment	$20,000	US $1,000
Target minimum	US $200,000	US $200,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $3,000,000	US $3,000,000
Interest rate	6.0%	6.0%
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by June 26, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by June 26, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds

If Minimum Amount Is Raised



- Software Development
- Legal Fees
- Content/Marketing
- Operational Costs
- Operational Staff
- Management Salaries
- Design/User Experience

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If Maximum Amount Is Raised

Design/User Experience
Operational Staff
Management Salaries
Software Development
Content/Marketing
Operational Costs

Financial Discussion

Our financial statements can be found in Exhibit B to the Form C, which can be located on this page. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2016 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

Our financial statements are as of February 15, 2017 and cover the two years to December 31, 2016. At that time, the company had not: (i) commenced its planned principal operations or (ii) generated revenue. Further, as of February 15, 2017 the company's activities focused on formation responsibilities and preparations to raise capital.

Total operating expenses for the year ending December 31, 2016 were $ 147,268. $13,196 was spent on research and development, $6,807 was spent on general and administrative and $976 was spent on sales and marketing.

Total operating expenses for the year ending December 31, 2015 were $20,979. $105,163 was spent on research and development, $34,179 was spent on general and administrative and $7,926 was spent on sales and marketing.

The company incurred net losses of $144,761 and $20,662 during the years ended December 31, 2016 and 2015, respectively.

Plan of Operations and Milestones

In October 2016 the company officially exited beta and is currently in operation. Further, upon exiting beta the company acquired paying customers. Subsequent financial milestones for the company include: (i) raising the Maximum Offering amount and providing salaries to our CEO, CTO and a full time paralegal, (ii) launching our B2B service and (iii) expanding into New York and Texas.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses in the amount of $144,761 for the year ended December 31, 2016 and $20,662 for the year ended December 31, 2015.

The company was initially capitalized by equity investments from shareholders in the amount of $755 and loans from the issuance of notes. The principal amount of notes outstanding as of December 31, 2016 was $145,000. The company had cash on hand in the amount of $10,675 at December 31, 2016 and $3,322 at December 31, 2015.

The company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the company's planned operations or failing to profitably operate the business. Currently, the company intends to generate revenues and raise capital through the issuance of stock in this offering. The company's burn rate prior to this offering is approximately $2,500 per month. At the close of this offering the company anticipates that the burn rate will increase. The company believes that proceeds from this offering will be sufficient to last it for approximately 30 months.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company provides an automated document preparation and information website for clients it does not need or keep any significant inventory.

Indebtedness

In the normal course of business, Sandro Tuzzo pays expenses on the company's behalf, loans the company money, and holds company funds. As of December 31, 2016 and 2015, the balances due from the Company were $0 and $950, respectively. These balances bear no interest and are considered payable on demand. Additionally, Tuzzo contributed $16,701 of legal services (at fair market value) to the Company during the year ended December 31, 2015.

On January 29, 2016, the company borrowed $10,000 from a third party. Under the terms of the agreement, the note incurs interest at 0.75% per annum and is payable on demand. Accrued interest as of December 31, 2016 totaled $69. The proceeds of this offering were used for general business purposes.

On February 1, 2016, the company borrowed $20,000 from a third party. Under the terms of the agreement, the note incurs interest at 0.75% per annum and is payable on demand. Accrued interest as of December 31, 2016 totaled $133. The proceeds of this offering were used for general business purposes.

On April 18, 2016, the company borrowed $15,000 from a third party. Under the terms of the agreement, the note incurs interest at 0.75% per annum and is payable on demand. Accrued interest as of December 31, 2016 totaled $78. The proceeds of this offering were used for general business purposes.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Common Stock

- In September 2015, the company issued 7,100,000 shares of common stock to Sandro Tuzzo in exchange for $710. This stock issuance was conducted under terms of a restricted stock purchase agreement and is subject to vesting terms contingent upon continuous service with the company, which provide the company the right to repurchase unvested shares at the original purchase price. These shares vest at 25% on October 29, 2015, then monthly thereafter at 1/48 of the total shares for 36 months. As of December 31, 2016 and 2015, 3,845,833 and 2,070,833 of the shares had vested, respectively. The proceeds of this offering were used for general business purposes.
- In November 2015, the company issued 451,000 shares of common stock to a related party in reliance on Section 4(a)(2) of the Securities Act, at a purchase price of $0.0001 per share, providing cash proceeds of $45. In June 2016, the company repurchased all 451,000 shares from the related party at a purchase price of $0.0001 per share, resulting in a cash payment of $45. The proceeds of this offering were used for general business purposes.

Convertible Promissory Note

- In April 2016, the company issued a $100,000 principal convertible promissory note to an investor in reliance on Section 4(a)(2) of the Securities Act,. The convertible promissory note bears interest at 5% and matures in October 2017. No principal or interest payments are due prior to maturity, and prepayments are not allowed. Accrued interest as of December 31, 2016 totaled $3,480. The convertible promissory note is automatically convertible into the company's equity upon the next qualified equity financing of its preferred stock of at least $500,000 (as further defined in the agreement). The proceeds of this offering were used for general business purposes.

Valuation

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The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Market Landscape

Over 1.2 million Americans file for divorce every year (not taking into account the recent legalization of gay marriage nor the latent market of people who are separated but reluctant to complete the paperwork to formalize their divorce due to cost concerns). We are live in California and intend to push our product into New York and Texas by Year 2. In addition to our B2C play, we are developing a B2B pathway whereby attorneys can use our application to allow their clients to get through some of the more mundane paperwork aspects of their divorce on their own, thereby optimizing the attorney's practice and allowing them to take on more volume while also lowering their clients' legal spend.

LegalZoom, CompleteCase, and Wevorce offer solutions for couples getting a divorce but only focus on those who are in agreement and agree to work collaboratively. Because of an often misused and somewhat crude legal classification, most companies only offer their services to couples who must state that they are in complete agreement and actively cooperating with one another on the divorce - a relatively small percentage of total divorces. While we also work with couples in these circumstances, we also work with individuals even when it is not clear whether the couple is in full agreement at the beginning of the case. This constitutes a significant increase in the size of the total addressable market. Furthermore, we handle the filing and serving of documents as well as update the customer about court developments on their case, something that none of our competition offers. This unique approach is the result of our founder having 15 years of experience practicing family law. By contrast, the competition was either founded by non-lawyers or lawyers with little, if any, direct experience practicing in the specialty.

Risks and Disclosures

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $3 million valuation cap, so you should not view the $3 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that there is a risk that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date and is not interest bearing. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

We have no operating history, and therefore, we cannot assess our growth rate and earnings potential. It is possible that our company will face many difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching its goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficulty recruiting and retaining qualified employees for management and other positions. The company may face these and other difficulties in the future and some may be beyond its control. If the company is unable to successfully address these difficulties as they arise, the company's future growth and earnings will be negatively affected. The company cannot be assured that our business model and plans will be successful or that we will successfully address any problems that may arise. It is possible that you could lose your entire investment.

This is a brand-new company. It has a limited operating history, few or no clients, and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that Sandro can execute it better than his competition, that he can price it right and sell it to enough people that the company will succeed.

We are targeting a new and unproven segment within the legal market, which introduces unknowns, such as customer adoption. We will only succeed (and you will only make money) if there is sufficient demand for our platform. Our customers must think that we offer sufficient and valuable services for uncontested and contested divorces and our lawyers that subscribe to our services must believe that the product integrates usefully with their existing services.

We have a number of competitors. There are already a number of companies such as Legalzoom, Wevorce, and Completecase providing similar legal platforms. Although our competitors may offer a better product at a lower price, unlike our competitors, we offer the following spectrum of services: (i) "contested" cases (ii) "uncontested" cases, (iii) handling all filing and serving of documents and (iv) acting as an intermediary of information between the court and the customer.

Legislation and regulation on companies operating within the "legaltech" industry could have an adverse effect on our business. Despite the potential benefits the company offers the: (i) courts, (ii) government and (iii) consumer, the regulatory environment for legaltech could become more stringent. If the company is unable to successfully address the difficulties associated with the legaltech regulatory environment the company's future growth and earnings could be negatively affected.

We have a small management team. We depend on the skills and experience of Sandro Tuzzo and Jon Eckstein. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The company is controlled by its founder. Sandro Tuzzo currently holds the majority of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Preferred stock has not yet been issued. Investors in Crowd Notes may not have the ability to control a vote by the stockholders or the Board.

The company will likely need more money. The company might not sell enough Notes to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the common stock it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

We rely heavily on our developers to create and manage our platform. We rely heavily on the skills and expertise of our developers. If we lose our developers or experience delays in recruiting new developers it could financially affect the company and its business.

We rely heavily on individuals with legal training. Persons with legal training and experience are instrumental to the company being able to produce its services and/or to research future services. If we lose our employees with legal training or experience delays in recruiting individuals such as new attorneys, paralegals it could financially affect the company and its business.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

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Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Separate.us's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Separate.us's Form C

Data Room

NAME
Pitch Deck and Overview (1 file)
Product or Service (3 files)
Financials (2 files)
Fundraising Round (1 file)
Miscellaneous (2 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Separate.us

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Separate.us. Once Separate.us accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Separate.us in exchange for your shares. At that point, you will be a proud owner in Separate.us.

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What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

What is a Crowd Note?

The Crowd Note is a security which allows crowd investors to largely realize the same economic benefit traditional investors have historically received when investing in startups. For a convertible note round, investors under $20,000 will have their investment convert into preferred equity at liquidity event, locking in a share price at a discount to the next priced round, and will have an interest rate on their investment. Investors investing $20,000 and over will convert into preferred equity at the subsequent priced round at a discount to that priced round and will have an interest rate on their investment. For a priced round, investors under $20,000 will have their investment convert into preferred equity at a liquidity event, locking in the share price of the current round.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Separate.us has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my shares in the future?

Currently there is no market or liquidity for these shares. Right now Separate.us does not plan to list these shares on a national exchange or another secondary market. At some point Separate.us may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Separate.us either lists their shares on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Separate.us's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Separate.us's Form C. The Form C includes important details about Separate.us's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your shares have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please email us at cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

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